UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number  001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street,
Vancouver, BC  V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-__________.

EXPLANATORY NOTE

This Form 6-K/A is being filed solely to correct two typographical errors in section 1.1 “Overview” found on page 1 of the Technical Report, which is filed as Exhibit 99.1 to the Current Report on Form 6-K filed on March 25, 2011. The typographical errors relate to the Ann Mason inferred resource estimate copper grade and copper cut-off grade. Other than the correction of such typographical errors, no part of the Current Report on Form 6-K filed on March 25, 2011 is being amended, and the filing of this Amended Current Report on Form 6-K/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to March 25, 2011. For convenience, the Current Report on Form 6-K filed on March 25, 2011 is being amended and restated in its entirety herein as aforesaid.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.
Date:	March 29, 2011		(Registrant)

		By:	/s/ Susan McLeod
Susan McLeod VP Legal Affairs & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Amended Technical Report
99.2	Certificates of Expert
99.3	Consents of Expert